Exhibit 99.1
STATS ChipPAC — Drawdown under Credit Facility for
Redemption at Maturity of
US$150.0 million 7.5% Senior Notes due July 19, 2010
Singapore — 7/19/2010, United States — 7/19/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP) today announced that on July 19, 2010, the Company drew down US$150.0 million under the Credit Facility (as described below), and used the proceeds from this drawdown to redeem all US$150.0 million in outstanding principal amount of its 7.5% Senior Notes due 2010 (the “Notes”) at their maturity on July 19, 2010. The Notes were redeemed at their principal amount, together with accrued and unpaid interest, pursuant to the terms and conditions of the Notes. Upon their redemption at maturity, all the Notes have been cancelled.
The Company entered into a US$360.0 million term loan facility agreement (the “Credit Facility”) dated May 18, 2010 with, amongst others, certain of its wholly-owned subsidiaries as guarantors and Bank of America, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, Oversea-Chinese Banking Corporation Limited, Sumitomo Mitsui Banking Corporation and United Overseas Bank Limited, as mandated lead arrangers. The proceeds from the Credit Facility are intended to repay certain of the Company’s indebtedness and for general corporate purposes. The interest rate payable under the Credit Facility will be determined by reference to LIBOR plus an applicable margin based on the Company’s then-applicable leverage ratio. The Credit Facility will mature on May 18, 2013.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867-9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com